EXHIBIT 99.1

China Lodging Group, Limited Announces Its Preliminary Results for Hotel Operation in the Fourth Quarter of 2017

SHANGHAI, China, Jan. 16, 2018 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the fourth quarter ended December 31, 2017.

Operating Metrics

	For the quarter ended
	December 31,	September 30,	December 31,
	2016	2017	2017
Occupancy rate (as a percentage)
Leased and owned hotels	86%	93%	87%
Manachised hotels	85%	94%	87%
Franchised hotels	68%	79%	72%
Blended	85%	93%	86%
Average daily room rate (in RMB)
Leased and owned hotels	211	257	251
Manachised hotels	178	204	197
Franchised hotels	180	236	232
Blended	186	218	211
RevPAR (in RMB)
Leased and owned hotels	181	238	219
Manachised hotels	152	192	170
Franchised hotels	123	186	167
Blended	158	203	181

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,		yoy
	2016	2017	change
Total	2,729	2,729
Leased and owned hotels	573	573
Manachised and franchised hotels	2,156	2,156
Occupancy rate (as a percentage)	87%	88%	1.3%
Average daily room rate (in RMB)	187	196	4.9%
RevPAR (in RMB)	162	172	6.5%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q4 2017	in Q4 2017	in Q4 2017	December 31, 2017	in Q4 2017	December 31, 2017
Leased and owned hotels	2	(15)	(13)	671	(1,550)	85,018
Manachised and franchised hotels	135	(32)	103	3,075	8,761	294,657
Total	137	(47)	90	3,746	7,211	379,675

Number of hotels in pipeline as of December 31, 2017
Leased hotels	37
Manachised and franchised hotels	659
Total(1)	696
(1) Including 112 hotels under brands of ibis, ibis Styles, Mercure, Grand Mercure and Novotel; 94 hotels under brands of Orange Select and Crystal Orange.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q4 2017	December 31, 2017
Economy hotels	35	2,974
HanTing Hotel	12	2,244
Leased hotels	(11)	454
Manachised hotels	23	1,786
Franchised hotels	-	4
Hi Inn	2	396
Leased hotels	(2)	30
Manachised hotels	5	321
Franchised hotels	(1)	45
Elan Hotel	13	226
Manachised hotels	13	193
Franchised hotels	-	33
ibis Hotel	9	100
Leased and owned hotels	-	16
Manachised hotels	9	38
Franchised hotels	-	46
Orange Hotel	(1)	8
Leased hotels	(1)	6
Manachised hotels	-	1
Franchised hotels	-	1
Midscale and upscale hotels	55	772
JI Hotel	26	390
Leased hotels	-	91
Manachised hotels	26	296
Franchised hotels	-	3
Starway Hotel	12	174
Leased hotels	-	2
Manachised hotels	15	141
Franchised hotels	(3)	31
Joya Hotel	-	6
Leased hotels	-	3
Manachised hotels	-	3
Manxin Hotels & Resorts	3	11
Leased hotels	-	2
Manachised hotels	3	6
Franchised hotels	-	3
HanTing Premium Hotel	4	5
Leased hotels	1	1
Manachised hotels	3	4
ibis Styles Hotel	2	13
Manachised hotels	3	10
Franchised hotels	(1)	3
Mercure Hotel	1	20
Leased hotels	-	2
Manachised hotels	1	15
Franchised hotels	-	3
Novotel Hotel	-	4
Manachised hotels	-	3
Franchised hotels	-	1
Grand Mercure	1	4
Leased hotels	-	1
Manachised hotels	1	1
Franchised hotels	-	2
Orange Select	6	103
Leased hotels	-	44
Manachised hotels	6	41
Franchised hotels	-	18
Crystal Orange	-	42
Leased hotels	-	19
Manachised hotels	-	15
Franchised hotels	-	8
Total	90	3,746

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,		yoy change	December 31,		yoy change	December 31,		yoy change
	2016	2017	2016	2017		2016	2017		2016	2017
Economy hotels	2,406	2,406	146	156	6.9%	167	175	5.1%	87%	89%	1.5%
Leased and owned hotels	492	492	152	166	9.2%	178	189	6.3%	85%	88%	2.4%
Manachised and franchised hotels	1,914	1,914	144	152	6.1%	163	171	4.6%	88%	89%	1.2%
Midscale and upscale hotels	323	323	249	261	4.8%	300	313	4.4%	83%	83%	0.3%
Leased hotels	81	81	314	321	2.4%	348	364	4.5%	90%	88%	-1.9%
Manachised and franchised hotels	242	242	217	231	6.5%	273	286	4.7%	79%	81%	1.4%
Total	2,729	2,729	162	172	6.5%	187	196	4.9%	87%	88%	1.3%

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of December 31, 2017, the Company had 3,746 hotels or 379,675 rooms in operation in 378 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Plus Hotel, JI Hotel, Starway Hotel, Joya Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2017, China Lodging Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com